U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2020

Nexa Resources S.A.

(Exact Name as Specified in its Charter)

       N/A

(Translation of Registrant’s Name)

37A, Avenue J.F. Kennedy
L-1855, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 19, 2020

Nexa Resources S.A.

By:	/s/ Rodrigo Menck
Name: Rodrigo Menck
Title: Senior Vice President Finance and Group Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Nexa Resources S.A. – Aripuanã - Technical Report
99.2	Consent of qualified person – Brenna J.Y. Scholey
99.3	Consent of qualified person – Jason J. Cox
99.4	Consent of qualified person – Luis Vasquez
99.5	Consent of qualified person – Sean Horan